# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BRASKEM SA, CIK 0001071438
CUSIP: 105532105
Title of class of securities: Preferred Shares, Class A, without par value per share
Address of issuer's principal executive offices: RUA ETENO NO 1561, CAMACARI BAHIA BRAZI, Brazil (D5), 00000000
Date of event which requires filing of this statement: 10/30/2026
Filed by CIK 0001080910
Persons authorized to receive notices and communications: Carlos Slim Helu, Paseo de las Palmas 781, 3rd Floor, Lomas de Chapultepec, Mexico City, Mexico (O5), 11000, (52) 55 5625 4961; Mitchell Raab, Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, (212) 451-2300

## Reporting persons
- Carlos Slim Helu (CIK 0001080910): type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 5,028,344; sole dispositive power 0; shared dispositive power 5,028,344; aggregate amount beneficially owned 5,028,344 (1.5% of the class)
  Comment: The Class A Preferred Shares, without par value per share (the "Class A Shares"), reported herein are held in the form of American Depositary Receipts ("ADSs"). Each ADS represents two (2) Class A Shares.
- Carlos Slim Domit (CIK 0002117932): type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 5,028,344; sole dispositive power 0; shared dispositive power 5,028,344; aggregate amount beneficially owned 5,028,344 (1.5% of the class)
  Comment: The Class A Shares reported herein are held in the form of ADSs. Each ADS represents two (2) Class A Shares.
- Marco Antonio Slim Domit (CIK 0001530891): type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 5,028,344; sole dispositive power 0; shared dispositive power 5,028,344; aggregate amount beneficially owned 5,028,344 (1.5% of the class)
  Comment: The Class A Shares reported herein are held in the form of ADSs. Each ADS represents two (2) Class A Shares.
- Patrick Slim Domit (CIK 0002117931): type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 5,028,344; sole dispositive power 0; shared dispositive power 5,028,344; aggregate amount beneficially owned 5,028,344 (1.5% of the class)
  Comment: The Class A Shares reported herein are held in the form of ADSs. Each ADS represents two (2) Class A Shares.
- Maria Soumaya Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 5,028,344; sole dispositive power 0; shared dispositive power 5,028,344; aggregate amount beneficially owned 5,028,344 (1.5% of the class)
  Comment: The Class A Shares reported herein are held in the form of ADSs. Each ADS represents two (2) Class A Shares.
- Vanessa Paola Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 5,028,344; sole dispositive power 0; shared dispositive power 5,028,344; aggregate amount beneficially owned 5,028,344 (1.5% of the class)
  Comment: The Class A Shares reported herein are held in the form of ADSs. Each ADS represents two (2) Class A Shares.
- Johanna Monique Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 5,028,344; sole dispositive power 0; shared dispositive power 5,028,344; aggregate amount beneficially owned 5,028,344 (1.5% of the class)
  Comment: The Class A Shares reported herein are held in the form of ADSs. Each ADS represents two (2) Class A Shares.
- Control Empresarial de Capitales, S.A. de C.V. (CIK 0001273693): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 5,028,344; sole dispositive power 0; shared dispositive power 5,028,344; aggregate amount beneficially owned 5,028,344 (1.5% of the class)
  Comment: The Class A Shares reported herein are held in the form of ADSs. Each ADS represents two (2) Class A Shares.
- Fundacion Carlos Slim, A.C.: type of reporting person: partnership (PN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 13,828,294; sole dispositive power 0; shared dispositive power 13,828,294; aggregate amount beneficially owned 13,828,294 (4% of the class)
  Comment: The Class A Shares reported herein are held in the form of ADSs. Each ADS represents two (2) Class A Shares.
- Fundacion Telmex, A.C.: type of reporting person: partnership (PN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 3,589,742; sole dispositive power 0; shared dispositive power 3,589,742; aggregate amount beneficially owned 3,589,742 (1% of the class)
  Comment: The Class A Shares reported herein are held in the form of ADSs. Each ADS represents two (2) Class A Shares.

## Item 1. Security and Issuer
Title of class of securities: Preferred Shares, Class A, without par value per share
Name of issuer: BRASKEM SA
Address of issuer's principal executive offices: RUA ETENO NO 1561, CAMACARI BAHIA BRAZI, Brazil (D5), 00000000

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the "Slim Family");

(ii) Control Empresarial, a sociedad anonima de capital variable ("Control Empresarial") organized under the laws of the United Mexican States ("Mexico"), is a holding company with portfolio investments in various companies. The members of the Slim Family are beneficiaries of a Mexican trust which owns all of the outstanding voting securities of Control Empresarial;

(iii) Fundacion Carlos Slim, A.C. ("Fundacion Carlos Slim") is a not-for-profit partnership organized under the laws of Mexico. A board, the majority of whose members are members of the Slim Family, makes investment decisions for Fundacion Carlos Slim. Thus, Fundacion Carlos Slim may be deemed to be controlled by the Slim Family, and the Slim Family may be deemed to share beneficial ownership of all the Class A Shares underlying ADSs beneficially owned by Fundacion Carlos Slim. The Slim Family expressly disclaims such beneficial ownership; and

(iv) Fundacion Telmex, A.C. ("Fundacion Telmex" and, together with the Slim Family, Control Empresarial and Fundacion Carlos Slim, the "Reporting Persons") is a not-for-profit partnership organized under the laws of Mexico. A board, a majority of whose members are members of the Slim Family, makes investment decisions for Fundacion Telmex. Thus, Fundacion Telmex may be deemed to be controlled by the Slim Family, which may be deemed to share beneficial ownership of all the Class A Shares underlying ADSs beneficially owned by Fundacion Telmex. The Slim Family expressly disclaims such beneficial ownership.

Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address:
(i) The principal business address for each member of the Slim Family is:

Paseo de las Palmas 736
Colonia Lomas de Chapultepec
11000 Ciudad de Mexico, Mexico

(ii) The principal business address for each of Control Empresarial, Fundacion Carlos Slim and Fundacion Telmex is:

Paseo de las Palmas 781
Piso 3, Lomas de Chapultepec, Seccion III
Miguel Hidalgo, Ciudad de Mexico, Mexico, 11000
Present principal occupation or employment: The members of the Slim Family are beneficiaries of a Mexican trust which owns all of the outstanding voting securities of Control Empresarial.
Criminal convictions in the last five years: During the last five years, none of the members of the Slim Family have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the members of the Slim Family have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor were they or are they as a result of any such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each member of the Slim Family is a Mexican citizen. Control Empresarial is a sociedad anonima de capital variable organized under the laws of Mexico. Each of Fundacion Carlos Slim and Fundacion Telmex is a not-for-profit partnership organized under the laws of Mexico.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
(i) The ADSs, each representing 2 Class A Shares, purchased by Control Empresarial were purchased with working capital of Control Empresarial (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the ADSs representing 5,028,344 Class A Shares beneficially owned by Control Empresarial is approximately $4,467,421.17, including brokerage commissions.

(ii) The ADSs, each representing 2 Class A Shares, purchased by Fundacion Carlos Slim were purchased with working capital of Fundacion Carlos Slim (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the ADSs representing 13,828,294 Class A Shares beneficially owned by Fundacion Carlos Slim is approximately $10,238,237.84, including brokerage commissions.

(iii) The ADSs, each representing 2 Class A Shares, purchased by Fundacion Telmex were purchased with working capital of Fundacion Telmex (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the ADSs representing 3,589,742 Class A Shares beneficially owned by Fundacion Telmex is approximately $2,678,798.71, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the ADSs representing Class A Shares described in Item 3 above for investment purposes and did not acquire such ADSs with the purpose, or with the effect, of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future engage in communications with management, the Board of Directors (the "Board") and their advisors, engage in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons' investment, make proposals to the Issuer concerning changes to the capitalization, Board (including composition of the Board) and operations of the Issuer, purchase additional securities of the Issuer, sell some or all of such securities, enter into financial instruments or other agreements that increase or decrease the Reporting Persons' economic or beneficial exposure with respect to their investment in the Issuer, or engage in short selling of or any hedging or similar transaction with respect to the securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Calculations of the percentage of the Class A Shares underlying ADSs beneficially owned are based on a total of approximately 345,060,365 Class A Shares issued and outstanding as of June 30, 2026, as reported in the Issuer's Form 6-K filed with the SEC on August 14, 2026. As of the date of this filing, (i) Control Empresarial, directly or indirectly, owns 5,028,344 Class A Shares underlying ADSs; (ii) Fundacion Carlos Slim, directly or indirectly, owns 13,828,294 Class A Shares underlying ADSs; and (iii) Fundacion Telmex, directly or indirectly, owns 3,589,742 Class A Shares underlying ADSs (representing collectively, 6.5% of the outstanding Class A Shares).
Number of shares as to which each person has sole or shared power to vote or dispose:
Because members of the Slim Family beneficially own a majority of the outstanding voting equity securities of Control Empresarial, members of the Slim Family may be deemed to share the power to vote or dispose of, or to direct the voting or disposition of, any Class A Shares underlying ADSs owned by Control Empresarial. Because a board, the majority of whose members are members or designees of members of the Slim Family or employees of one of the Reporting Persons that may be deemed to be controlled by the Slim Family, makes investment decisions for each of Fundacion Carlos Slim and Fundacion Telmex, members of the Slim Family may be deemed to share the power to vote or dispose of, or to direct the voting or disposition of, any Class A Shares underlying ADSs owned by Fundacion Carlos Slim and Fundacion Telmex. Except as otherwise disclosed herein, none of the Reporting Persons shares voting or disposition power with respect to any Class A Shares underlying ADSs owned by the Reporting Persons.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Class A Shares underlying ADSs owned by another Reporting Person. The Slim Family disclaims beneficial ownership of the Class A Shares underlying ADSs beneficially owned by each of Fundacion Carlos Slim and Fundacion Telmex.
Transactions in the class effected during the past sixty days: The transactions in securities of the Issuer by the Reporting Persons during the past 60 days are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.
Other persons with the right to receive dividends or sale proceeds:
Because members of the Slim Family beneficially own a majority of the outstanding voting equity securities of Control Empresarial, such members of the Slim Family may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of any Class A Shares underlying ADSs owned by Control Empresarial. Because a board, the majority of whose members are members or designees of members of the Slim Family or employees of one of the Reporting Persons that may be deemed to be controlled by the Slim Family, makes investment decisions for each of Fundacion Carlos Slim and Fundacion Telmex, members of the Slim Family may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of any Class A Shares underlying ADSs owned by Fundacion Carlos Slim and Fundacion Telmex. Except as otherwise disclosed herein, no person other than the Reporting Persons has or will have any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of any Class A Shares underlying ADSs owned by the Reporting Persons.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Class A Shares underlying ADSs owned by another Reporting Person. The Slim Family disclaims beneficial ownership of the Class A Shares underlying ADSs beneficially owned by each of Fundacion Carlos Slim and Fundacion Telmex.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Persons may be deemed affiliates of Etileno XXI, S.A. de C.V., which is party to certain arrangements in respect of Braskem Idesa S.A.P.I. ("Braskem Idesa"), a joint venture with the Issuer. Etileno XXI, S.A. de C.V., while a non-controlling shareholder of Braskem Idesa with less than 10% ownership, is entitled to certain governance rights in respect of Braskem Idesa.

On November 6, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Transactions in Securities.

99.1 - Joint Filing Agreement, dated November 6, 2026.

## Signatures
- Carlos Slim Helu: /s/ Marco Antonio Slim Domit, Marco Antonio Slim Domit as Attorney-in-Fact* (11/06/2026)
- Carlos Slim Domit: /s/ Marco Antonio Slim Domit, Marco Antonio Slim Domit as Attorney-in-Fact* (11/06/2026)
- Marco Antonio Slim Domit: /s/ Marco Antonio Slim Domit, Marco Antonio Slim Domit (11/06/2026)
- Patrick Slim Domit: /s/ Marco Antonio Slim Domit, Marco Antonio Slim Domit as Attorney-in-Fact* (11/06/2026)
- Maria Soumaya Slim Domit: /s/ Marco Antonio Slim Domit, Marco Antonio Slim Domit as Attorney-in-Fact* (11/06/2026)
- Vanessa Paola Slim Domit: /s/ Marco Antonio Slim Domit, Marco Antonio Slim Domit as Attorney-in-Fact* (11/06/2026)
- Johanna Monique Slim Domit: /s/ Marco Antonio Slim Domit, Marco Antonio Slim Domit as Attorney-in-Fact* (11/06/2026)
- Control Empresarial de Capitales, S.A. de C.V.: /s/ Victor Manuel Gutierrez Lopez, Victor Manuel Gutierrez Lopez as Attorney-in-Fact* (11/06/2026)
- Fundacion Carlos Slim, A.C.: /s/ Victor Manuel Gutierrez Lopez, Victor Manuel Gutierrez Lopez as Attorney-in-Fact* (11/06/2026)
- Fundacion Telmex, A.C.: /s/ Victor Manuel Gutierrez Lopez, Victor Manuel Gutierrez Lopez as Attorney-in-Fact* (11/06/2026)
Comment: * See the Powers of Attorney for the members of the Slim Family, Control Empresarial, Fundacion Carlos Slim, A.C. and Fundacion Telmex, A.C., which are filed as exhibits to the Schedule 13G filed by the Slim Family, Control Empresarial, Fundacion Carlos Slim, A.C. and Fundacion Telmex, A.C. with the SEC on April 6, 2026 in connection with their beneficial ownership of ordinary shares of Turkcell Iletisim Hizmetleri A.S., and are hereby incorporated herein by reference.